Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

October 16, 2013	Peter M. Fass Member of the Firm d 212.969.3445 f 212.969.2900 pfass@proskauer.com www.proskauer.com

VIA EDGAR AND OVERNIGHT COURIER

Mr. Duc Dang

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	American Realty Capital Properties, Inc. Amendment No. 2 to Registration Statement on Form S-4 Filed September 23, 2013 File No. 333-190056

Dear Mr. Dang:

On behalf of American Realty Capital Properties, Inc., a Maryland corporation (the “Company,” or “ARCP”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-4 (File No. 333-190056) of the Company (the “Registration Statement”) and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated October 2, 2013.

For convenience of reference, each Staff comment contained in your October 2, 2013 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

We have provided to you four courtesy copies of Amendment No. 3, filed by the Company on the date hereof and four copies of Amendment No. 3 which are marked to reflect changes made to the Registration Statement filed with the Commission on September 23, 2013 (the “Marked Copies”). The changes reflected in Amendment No. 3 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. Additionally, as disclosed in the Company’s Current Report on Form 8-K filed on October 7, 2013, the merger agreement has been amended to revise, among other things, the merger consideration to stockholders of American Realty Capital Trust IV, Inc. (“ARCT IV”). Amendment No. 3 therefore includes changes to reflect the amendment to the merger agreement, including the fact that a special meeting of the Company will no longer be held and approval of the merger by stockholders of the Company is no longer needed. All page references in our responses are to the pages of the Marked Copies. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement. Please note that references to “we,” “our” and “us” refer to the Company.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

October 16, 2013

FORM S-4/A FILED ON SEPTEMBER 23, 2013

General

1.	Please tell us why you did not include the financial information in the American Realty Capital Trust IV, Inc. Form 8-K/A filed July 16, 2013.

We advise the Staff that as clarified under the heading “Experts” on page 179 of the proxy statement/prospectus, the Historical Summary of the GE Capital Portfolio included in the Amended Current Report of ARCT IV on Form 8-K/A filed on July 16, 2013 was subsequently filed as part of the Company’s July 23, 2013 Amended Current Report on Form 8-K/A. The July 23, 2013 Form 8-K/A is incorporated by reference into the proxy statement, as noted under the heading “Where You Can Find More Information; Incorporation by Reference” on page 180 of the proxy statement/prospectus.

2.	Please clarify how you have satisfied the updating requirements for your probable acquisitions (i.e. CapLease and GE Portfolio related to American Realty Capital Trust IV, Inc.).

We advise the Staff that updated information relating to Caplease, Inc. has been filed as part of the Company’s Current Report on Form 8-K on October 15, 2013 and incorporated by reference into the Registration Statement, and that updated information relating to the GE Portfolio of ARCT IV has been filed with ARCT IV’s Amended Current Report on Form 8-K/A on October 15, 2013. The updated information relating to the GE Portfolio of ARCT IV is attached as Appendix F to the Registration Statement.  We advise the Staff that the GE Portfolio of the Company was fully acquired by June 30, 2013, which is reflected in the financial information in the Registration Statement.

3.	Please clarify your basis for not including the probable acquisitions related to Inland and Fortress within your pro-forma financial information.

We advise the Staff that as of the filing of Amendment No. 2 to the Registration Statement on September 23, 2013, financial information for such probable acquisitions was not available. As noted in our response to comment 4 below, such information was filed via two Forms 8-K subsequent to the filing of Amendment No. 2 to the Registration Statement. The pro forma financial information included in Amendment No. 3 has been updated to include the probable acquisitions related to Inland and Fortress.

October 16, 2013

4.	Reference is made to your responses to comments 1 and 10. As indicated previously, we will review the financial information relating to probable acquisitions by the Company when they are filed. We may have additional comments.

We acknowledge the above comment. We advise the that the financial information relating to probable acquisitions by the Company was included in two Forms 8-K filed on September 25, 2013 and October 7, 2013, respectively.

What is the proposed transaction, page vi

5.	We note your response to comment 4. Please tell us the purpose of the column titled “value per share consideration.” Also, please explain how the “cash additional consideration” was calculated. If the ARCP shares were only $10/share, please clarify if the tabular example means total additional cash would only be $4.94 for each ARCT IV share.

We advise the Staff as noted above and as reflected in Amendment No. 3, the merger agreement has been amended and the merger consideration previously disclosed in the Registration Statement is no longer applicable. We have revised the disclosure throughout the proxy statement/prospectus to discuss the new merger consideration and have included under the heading “Questions and Answers — What is the proposed transaction?” on page vii of the proxy statement/prospectus a table showing the value of the nominal consideration to ARCT IV stockholders based on a range of prices of ARCP’s common stock.

Certain Prospective Financial Information Reviewed by ARCP and ARCT IV, pages 108 and 119

6.	We note your response to comment 8. Please compare the projections to historical measures for both companies.

The disclosure has been revised as requested under the heading “The Merger — Certain Prospective Financial Information Reviewed by ARCT IV” beginning on page 114 of the proxy statement/prospectus.

American Realty Capital Properties, Inc.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2012

General

7.	Reference is made to your response to comment 13. Please tell us how you determined that it is appropriate to mark the RBS Citizens, N.A. annual financial information as audited. Further, please revise the Form 10-K and the Form S-4 for American Realty Capital Properties, Inc. to provide financial statements for RBS Citizens, N.A. in the format prescribed by Article 9 of Regulation S-X for the latest three years and any interim period. You may provide only the Balance Sheets, Income Statements and Statements of Equity and omit the Statements of Cash Flows and footnotes to the financial statements. Please include a footnote to the financial statements explaining you have presented the financial statements because the RBS Citizens, N.A. is a parent of the lessees of Citizens Bank properties, which are significant lessees to the company. Further, disclose in the footnote that the financial statements are unaudited, if true. Your footnote may indicate that financial information is publicly available on the FDIC’s website.

October 16, 2013

We advise the Staff that the annual financial information has been revised to state that it is unaudited, and that an amendment to the Company’s Annual Report for the fiscal year ended December 31, 2012 was filed on October 7, 2013, containing the other requested disclosures. Additionally, the disclosure under the heading “The Companies – Property Portfolio Information” on page 51 of the proxy statement/prospectus has been revised as requested.

We thank you for your prompt attention to this letter responding to the comment letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 969-3445.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.

cc:        Wilson Lee

Jennifer Monick

Folake Ayoola